

Mail Stop 3030

November 30, 2016

Ryan Ashton
Chief Executive Officer
Great Basin Scientific, Inc.
420 E. South Temple, UT 84111
Salt Lake City, UT 84111

> **Re:    Great Basin Scientific, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2016**
> **File No. 001-36662**

Dear Mr. Ashton:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 1—Reverse Stock Split, page 11

1.    Please briefly highlight prominently here and throughout the forepart of your document the extent of changes affecting your common stock through prior reverse stock splits, increases in your authorized shares, dilutive share issuances, including those related to reduced conversion prices, such as those tied to the market price of your common stock, and similar transactions during relevant recent periods.  Ensure your shareholders are adequately informed of your history of dilutive transactions and, if known, the likelihood of future dilutive transactions, particularly in light of your financial position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc:     Jason K. Brenkert, Esq.
        Dorsey & Whitney LLP